FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F ____   Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

New Found Intercepts 17.1 g/t Au Over 11.35m & 1.82 g/t Au Over 40m, Further Defines High-grade Domain at Keats West

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 4, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 16 diamond drill holes that were completed as part of a drill program designed to test the newly discovered Keats West Zone, a low-angle thrust fault that dips gently to the south-southwest and is located on the west side of the highly prospective Appleton Fault Zone (“AFZ”), as well as to test Keats North, located on the east side of the AFZ. New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Keats West and Keats North Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-931[1]	59.00	99.00	40.00	1.82	Keats W
And[1]	157.00	168.35	11.35	17.09
Including	157.65	158.60	0.95	24.21
Including	159.95	160.95	1.00	25.91
Including	163.55	167.85	4.30	30.01
NFGC-23-1098[1]	70.55	83.00	12.45	1.19	Keats N
NFGC-23-1465[3]	50.20	58.10	7.90	6.17	Keats N
Including	52.30	53.75	1.45	19.84

Table 1: Keats West and Keats North Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95% and 310% to 40% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  NFGC-22-931 intersected two significant zones including 17.1 g/t Au over 11.35m located 26m down-dip of previously reported 42.6 g/t Au over 32m in NFGC-22-960 (November 2022); as well as 1.82 g/t Au over 40m located a further 25m to the southwest in an up-thrown portion of the Keats West Fault Zone as seen in Figure 3. Both intervals are interpreted to be close to true width.
  Keats West has a drill-defined mineralized footprint spanning 305m long by 315m wide and starts at surface with all intercepts drilled to date occurring above 130m vertical depth. The zone has a cumulative average thickness of 30m.
  At Keats North, a targeted program aimed at filling gaps in segments of the Penumbra and Umbra structures has continued to identify near-surface mineralization in close proximity to Keats Main and Iceberg with the highlight intervals of 6.17 g/t Au over 7.90m in NFGC-23-1465 and 1.19 g/t Au over 12.45m in NFGC-23-1098.

Melissa Render, VP of Exploration of New Found, stated: “The Keats West structure is host to significant domains of high-grade gold, which is well demonstrated by the results reported today. Drilling designed to test large gaps in Keats West continues to exhibit strong continuity of gold mineralization over significant intervals throughout the structure. The low-angle orientation of mineralization at Keats West means that all drilling in this area has been shallow and efficient, with all intercepts drilled to date occurring above 130m vertical depth. With the help of seismic data over the coming months, we are eager to see what lies below the Keats-Iceberg-Keats West triangle.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-900[1]	38.70	41.65	2.95	1.13	Keats W
And[1]	70.00	74.00	4.00	1.30
And[1]	81.00	83.45	2.45	1.18
And[1]	88.00	98.70	10.70	1.37
NFGC-22-931[1]	23.90	29.75	5.85	1.07	Keats W
And[1]	59.00	99.00	40.00	1.82
And[1]	157.00	168.35	11.35	17.09
Including	157.65	158.60	0.95	24.21
Including	159.95	160.95	1.00	25.91
Including	163.55	167.85	4.30	30.01
NFGC-22-975	No Significant Values				Keats N
NFGC-22-1046[4]	15.55	17.80	2.25	1.03	Keats N
NFGC-22-1056[1]	47.00	49.85	2.85	1.14	Keats N
NFGC-22-1073[4]	111.00	113.50	2.50	1.04	Keats N
NFGC-23-1093[4]	41.60	43.80	2.20	1.08	Keats N
NFGC-23-1098[3]	31.60	33.65	2.05	2.28	Keats N
And[2]	70.55	83.00	12.45	1.19
NFGC-23-1107[2]	41.90	44.00	2.10	1.21	Keats N
And[2]	104.90	110.15	5.25	1.11
And[4]	162.00	164.45	2.45	3.06
Including	163.55	163.90	0.35	18.20
NFGC-23-1209[1]	49.85	52.05	2.20	1.13	Keats W
And[1]	63.15	74.20	11.05	1.16
NFGC-23-1461	No Significant Values				Keats N
NFGC-23-1465[3]	50.20	58.10	7.90	6.17	Keats N
Including	52.30	53.75	1.45	19.84
NFGC-23-1471	No Significant Values				Keats N
NFGC-23-1484[3]	59.25	61.45	2.20	1.05	Keats N
NFGC-23-1492[1]	32.00	34.05	2.05	1.16	Keats N
NFGC-23-1497[1]	16.15	18.50	2.35	1.00	Keats N

Table 2: Summary of composite results reported in this press release for Keats West and Keats North

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-900	41	-54	356	658054	5427905	Keats West
NFGC-22-931	60	-54	231	658003	5427819	Keats West
NFGC-22-975	300	-45	275	658352	5428137	Keats North
NFGC-22-1046	195	-45	107	658222	5427777	Keats North
NFGC-22-1056	147	-45	95	658222	5427776	Keats North
NFGC-22-1073	185	-54	140	658234	5427801	Keats North
NFGC-23-1093	200	-45	155	658234	5427801	Keats North
NFGC-23-1098	62	-59	137	658222	5427780	Keats North
NFGC-23-1107	35	-45	191	658222	5427780	Keats North
NFGC-23-1209	48	-47.5	74	658073	5427952	Keats West
NFGC-23-1461	10	-54	77	658126	5427602	Keats North
NFGC-23-1465	357	-64	89	658126	5427602	Keats North
NFGC-23-1471	357	-79	65	658126	5427601	Keats North
NFGC-23-1484	4	-64	83	658115	5427580	Keats North
NFGC-23-1492	43	-55	68	658115	5427581	Keats North
NFGC-23-1497	41	-84	77	658115	5427580	Keats North

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 30,200m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

At-The-Market Quarterly Update

The Company is pleased to provide a quarterly update with respect to the Company’s at-the-market equity offering program (the “ATM”) implemented on August 26, 2022, pursuant to an equity distribution agreement (the “Equity Distribution Agreement”) with BMO Nesbitt Burns Inc., Paradigm Capital Inc. (together, the “Canadian Agents”) and BMO Capital Markets Corp. (the “U.S. Agent” and, together with the Canadian Agents, the “Agents”).

From the commencement of the ATM to September 30, 2023, the Company issued an aggregate of 4,052,453 common shares in the capital of the Company (the “ATM Shares”), through the facilities of the TSX Venture Exchange (the “TSXV”) and NYSE American, at an average price per ATM Share of C$6.30. From July 1, 2023 to September 30, 2023, the Company issued 2,061,235 ATM Shares for aggregate gross proceeds of C$13,149,879.59 and an aggregate net proceeds of C$12,840,783.11. Pursuant to the Equity Distribution Agreement, a cash commission of C$309,021.89 was paid to the Agents in connection with the issuance of the ATM Shares during the last fiscal quarter.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated October 4, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $29.5 million as of October 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators' national system that all market participants use for filings and disclosure, for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: October 4, 2023	By:	/s/ Collin Kettell
Chief Executive Officer